UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Uni-Fuels Holdings Limited

15 Beach Road, Beach Centre #05-07

Singapore 189677

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Uni-Fuels Holdings Limited Announces Press Release

Uni-Fuels Holdings Limited (the “Company”) (Nasdaq: UFG) today issued a press release discussing the Company Accelerates Global Growth with Nationwide Bunkering in Thailand, which is furnished as exhibit 99.1 to this Form 6-K.

Exhibits.

The following exhibits are being furnished herewith:

Exhibit No.	Description
99.1	Press Release Dated March 3, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Uni-Fuels Holdings Limited

Date: March 3, 2026	By:	/s/ Koh Kuan Hua
	Name:	Koh Kuan Hua
	Title:	Chief Executive Officer